Exhibit 99.3

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2021

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2021 and 2020. This report is dated March 24, 2022 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity or other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2021 and the comparative year ended December 31, 2020 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia and the Snowstorm Project in Nevada. In 2020, the Company purchased its 100% interest in the 3 Aces gold project in Yukon and acquired the East Mitchell property, adjacent to the KSM project, in British Columbia. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary Operating Results ($000s - except per share amounts)	2021	2020	2019
Gain on disposition of mineral interests	21,943	-	-
Corporate and administrative expenses	(13,379)	(16,530)	(13,340)
Other income - flow-through shares	2,373	1,676	1,218
Environmental rehabilitation expense	(5,377)	-	-
Equity loss of associate	(221)	(187)	(200)
Unrealized gain on convertible notes receivable	104	-	-
Interest income	176	114	279
Income tax recovery (expense)	(4,630)	800	697
Finance expense and other	(94)	(815)	(267)
Net income (loss)	895	(14,942)	(11,613)
Basic earnings (loss) per share	$0.01	$(0.23)	$(0.19)

Summary Statement of Financial Position ($000s)	2021	2020	2019
Current assets	54,159	46,229	19,213
Non-current assets	693,583	601,588	430,159
Total assets	747,742	647,817	449,372
Current liabilities	17,301	10,194	6,690
Non-current liabilities	28,108	22,905	27,659
Equity	702,333	614,718	415,023
Total liabilities and equity	747,742	647,817	449,372

Results of Operations, 2021 Compared to 2020

The Company recorded net income of $0.9 million or $0.01 per share for the year ended December 31, 2021 compared to a net loss of $14.9 million or $0.23 per share for the year ended December 31, 2020.

During the year ended December 31, 2021, the most significant items contributing to net income included the gain on disposition of mineral interests, other income reported for flow-through shares, and interest income, partially offset by corporate and administrative expenses, income taxes, and environmental rehabilitation expense. These and other items are discussed further below.

During the second quarter 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive income (loss). The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value, resulting in the gain.

Corporate and administrative expenses for 2021 were $13.4 million, down $3.2 million or 19% from prior year mainly due to $5.3 million decrease in stock-based compensation, partially offset by $1.0 million increase in cash compensation, $0.7 million increase in professional fees and $0.5 million increase in other general and administrative expenses.

Cash compensation for 2021 was $5.8 million, up $1.0 million or 20% from the prior year. The increase was due both increase in base salary and headcount. Cash compensation is expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

Increase in professional fees and other general and administrative expenses was mainly related to increase in recruitment costs and the costs associated with the Company wide risk assessment review and the preparation and publication of its inaugural sustainability report. The inaugural sustainability report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed specifically for the Company.

Lower stock-based compensation expense in 2021 when compared to prior year was primarily due to the fact that the expense in 2020 was inclusive of fair value recognition for the non-market performance options granted between 2015 and 2019 that were vested in late 2020.

The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2020	Expensed prior to 2020	Expensed in 2020	Expensed in 2021	Balance to be expensed
June 24, 2015	9.00	475,000	5,774	149	1,266	4,359	-	-
December 14, 2017	13.14	605,000	4,303	-	4,085	218	-	-
October 11, 2018	16.94	50,000	421	-	334	87	-	-
December 12, 2018	15.46	568,000	4,719	-	3,383	1,328	8	-
June 26, 2019	17.72	50,000	416	-	168	248	-	-
				149	9,236	6,240	8	-

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2020	Expensed in 2020	Expensed in 2021	Balance to be expensed
December 12, 2019	139,600	2,351	274	2,077	-	-
December 16, 2020	135,450	3,413	-	487	2,926	-
September 01, 2021	20,000	454	-	-	75	379
September 07, 2021	10,000	229	-	-	36	193
October 01, 2021	10,000	195	-	-	24	171
December 13, 2021	123,800	2,622	-	-	437	2,185
			274	2,564	3,498	2,928

The Company has, since 2019, refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter terms and service periods.

During the third and fourth quarter 2021, the Board granted 40,000 RSUs to new members of senior management. Half of the RSUs will vest on the first anniversary of employment and the remaining half on the second anniversary. The fair value of the grants, of $0.9 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at December 31, 2021, $0.1 million of the fair value of the grants was amortized.

During the second quarter of 2021, 135,450 RSUs, granted in mid-December 2020, vested upon the Company completing the 2020 exploration program at Snowstorm and were exchanged for common shares of the Company. In December 2020, $0.5 million of the full fair value of $3.4 million was charged to the statement of operations and comprehensive income (loss) and the remaining fair value of the grant of $2.9 million was charged to the statement of operations and comprehensive income (loss) in the first quarter in 2021.

In 2020, 139,600 RSUs fully vested to the holders of RSUs granted at the end of 2019 upon the Company attaining pre-established vesting conditions and $2.1 million of fair value was expensed through the statement of operations and comprehensive income (loss).

In June 2020, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. The fair value of the extension was determined to be $4.4 million. In December 2020, upon acquisition of the Snowfield property (discussed below) the performance condition for these options, amongst other grants made between 2016 and 2019, was met and management adjusted the estimated vesting period to that date and a total of $6.0 million of fair value was expensed through the statement of operations and comprehensive income (loss).

In 2021, the Company recognized $2.4 million of other income related to the flow-through share premium recorded on the financings completed in June 2020 and in June 2021 (discussed below). During the comparative year, the Company recognized $1.7 million of other income related to the flow-through share premium recorded on the financings completed in September 2019 and June 2020 (discussed below).

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures were expected to be incurred between 2018 and 2022 and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. The Company’s reclamation activities were somewhat curtailed during 2020 while non-essential activities were halted, and the Company strived to reduce the numbers of personnel in any camp at any one-time. In late 2021, the Company reassessed the closure plan for the Johnny Mountain Mine and charged an additional $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Costs are now expected to be incurred until 2024.

In 2021, the Company incurred $3.3 million of environmental rehabilitation expenditures (2020 - $0.8 million) that were recorded as a reduction to the provision for reclamation liabilities on the consolidated statements of financial position.

Reclamation activities at Johnny Mountain focused on four areas in 2021:

-	Waste rock collection from portals, mixed with lime and relocated to the tailings management facility

-	In-situ hydrocarbon remediation treatment continued at the historic tank farm mill sites

-	Landfill operations and inspections and detailed engineered drawings prepared for future expansion, and

-	Continued revegetation and environmental monitoring.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. In 2021, the Company recognized a decrease in fair value of investments, net of income taxes, of $0.4 million. During the comparative year, the Company recognized an increase in fair value of investments, net of income taxes, of $0.7 million. The change in the fair value of these investments was recorded within comprehensive loss on the consolidated statements of operations and comprehensive income (loss).

The Company holds one investment in an associate that is accounted for on the equity basis. In 2021, the Company recognized $0.2 million (2020 - $0.2 million), representing its proportionate loss in the associate.

In 2021, the Company recognized income tax expense of $4.6 million primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project, and from the renouncement of expenditures related to the June 2020 and June 2021 flow-through shares issued, that are capitalized for accounting purposes but renounced to investors for tax purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the year.

In 2020, the Company recognized income tax recovery of $0.8 million resulting from the losses incurred during the year. The tax recovery was partially offset by the deferred tax expense arising from exploration expenditures related to the September 2019 and June 2020 flow-through shares issued, that were capitalized for accounting purposes but were renounced to investors for tax purposes.

Results of Operations, 2020 Compared to 2019

The Company incurred $14.9 million net loss or $0.23 per share for the year ended December 31, 2020 compared to a net loss of $11.6 million or $0.19 per share for the year ended December 31, 2019.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in fiscal 2020 and 2019. In 2020 and 2019 other income reported for flow-through shares offset some of these expenses. These and other items are discussed further below.

Corporate and administrative expenses for 2020 were $16.5 million, up $3.2 million or 24% from prior year mainly due to $3.4 million increase in stock-based compensation and $0.2 million increase in cash compensation. The increase in stock-based compensation expense was primarily due to the recognition of the fair value of non-market performance options granted between 2015 and 2019 that were vested in late 2020.

Cash compensation for 2020 was $4.8 million, up $0.2 million or 4% from the prior year. The increase was mainly due to higher headcount.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2021 is as follows:

	2021				2020
(in thousands of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	-	-	-	-	-	-	-	-
Income (loss) for period	(8,546)	(822)	14,548	(4,285)	(12,653)	4,977	(4,068)	(3,198)
Basic earnings (loss) per share	(0.11)	(0.01)	0.19	(0.06)	(0.18)	0.07	(0.06)	(0.05)

In the fourth quarter 2021, the loss included $5.4 million of rehabilitation expenses related to the Johnny Mountain Mine. In the second quarter 2021, net income included $21.9 million gain on disposition of interest in the Red Mountain project. In the first quarter 2021, the loss for the period included $2.9 million of stock-based compensation expense related to amortization of RSUs granted in December 2020 that were vested during the second quarter 2021.

In the third quarter 2020, net income included a $4.9 million reversal of stock-based compensation expense, related to non-market condition, performance vesting stock options granted in the years 2015 to 2019, that was previously recognized through the statement of operations and comprehensive income (loss). The reversal reflected a revised estimated vesting period of those options. In the fourth quarter 2020, that vesting period was re-estimated to reflect the purchase of the Snowfield property from Pretium Resources Inc. for $127.5 million. The purchase, discussed below, added 25.9 million ounces of gold and 3.0 billion pounds of copper in the measured and indicated categories of resources and alone increased the measured and indicated gold ounces at KSM by 51% and by 28% for copper. The estimated service period for these stock options, including those whose fair value was reversed in the previous quarter, was reset to the Snowfield property acquisition date, and $8.6 million stock-based compensation expense was recognized through the statement of operations and comprehensive income (loss) in the fourth quarter 2020.

Mineral Interest Activities

In response to the COVID-19 pandemic, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and through most of 2020 and 2021, all employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company reduced the scope of some of the work programs at its projects that it had originally planned for in the prior year and has conducted its 2021 programs around social distancing protocols that included safety and preventative actions at its exploration camps. The Company executed its 2021 exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful protocols it implemented in 2020. The Company’s engagement with potential joint venture partners, or potential acquirors of KSM or Courageous Lake diminished in both 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces. The Company fully expects to be able to continue operating its planned programs on this basis going forward, as required, and anticipates that the pandemic will continue to have minimal impact on its exploration activities. One factor that the Company must plan for is the recent resurgence of inflation above past multi-decade levels. Budgets prepared for 2022 have incorporated inflation factors, including labour costs, fuel and energy costs and camp operations and supplies. These increases have not materially impacted planned operations or the Company’s ability to fund and execute its plans.

In 2021, the Company added an aggregate of $44.4 million of expenditures that were attributed to mineral interests. Cash expenditures of $43.7 million were made at KSM (70%), Snowstorm (15%), Iskut (9%), 3 Aces (4%), and Courageous Lake (1%).

During the year, the Company commenced site capture activities that are designed to ensure that KSM’s Environmental Assessment Certificate (EAC) remains in good standing as well as collecting additional data that will be required for an updated pre-feasibility study, expected to be filed in the second quarter of 2022 and for an eventual final feasibility study. On substantial start, under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started by the deadline specified in the EAC. The deadline for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been substantially started before the deadline, the EAC remains in effect for the life of the project.

The Company also conducted drilling programs for metallurgical testing at the East Mitchell (formerly Snowfields) (see below) and Mitchell deposits and geotechnical drilling at East Mitchell and at various sites that will be utilized in engineering studies. Work continued on various, significant, components of the eventual design, including connection to BC Hydro’s transmission line. Planning and initial work was conducted on infrastructure projects, including the commencement of the construction of the first section of the Coulter Creek access road as well as new temporary and permanent camp installations. Expenditures totaling $30 million were made on construction in progress and equipment purchase at KSM in the current year.

Also in 2021, the Company continued to evaluate the geotechnical and exploration drilling programs conducted in 2020. The objective of the geotechnical drilling program was to test the condition of the rocks along the proposed route of the Mitchell Treaty Tunnels, a proposed key infrastructure component of the project. The exploration program included drilling in an area previously untested. Results of the evaluation of the programs were followed up with a small drilling program. Exploration activities in 2021 have remained focused on optimizing the resource models and designing programs for detailed definition drilling of deposits for mine planning and production decisions.

In 2021, the Company deposited $8.5 million in the form of security for reclamation activities related to the infrastructure programs mentioned above.

In December 2020, the Company closed the transaction acquiring a 100% interest in the East Mitchell property immediately adjacent to KSM and its addition significantly transforms the KSM project, increasing measured and indicated gold ounces of KSM by 51% and 28% for copper and enables new development opportunities for KSM which could have a positive impact on the overall project economics. Management has been studying the integration of East Mitchell into a new KSM mine plan. It is expected that a large portion of the East Mitchell mineral resource could be exploited in a combined operation, which could potentially improve KSM's internal rate of return and net present value projections as well as shortening the payback period of initial capital. The programs mentioned above have enabled management to generate sufficient additional data necessary to prepare a new preliminary feasibility study (PFS) for the project integrating the East Mitchell property into the project.

In 2021, at Iskut, the Company commenced an exploration and drilling program. The program was based on the evaluation the results of the exploration program conducted in 2020 and results of a geophysical survey conducted early in 2021. It was designed to drill a geochemical target and to test for a potential gold/copper porphyry deposit below the Quartz Rise lithocap. The program was completed by year end and results will be analyzed into 2022. In addition to exploration work at Iskut, the Company continued its planned 2021 reclamation and closure activities at the Johnny Mountain mine site as described in the results of operations section above.

During the year at Snowstorm, the Company commenced a drilling program designed to follow-up on the 2020 and early 2021 program that found discrete gold-bearing intervals hosted within a similar structural setting and rocks as mines on the same trends. Drilling has entailed re-entering existing drill holes and using directional drilling tools to continue the drill from known gold-bearing intersections toward prospective higher-grade structures. Approximately 2,500 meters of drilling is planned for this program and has continued into the early part of 2022.

In June 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada and in 2021, management conducted field activities with line cutting that will support a 42 line kilometer geophysical survey. The program is designed to build a 3-D earth image to integrate with historical drilling, to expand high-grade gold targets previously identified, and to detect new targets for initial drill testing. Also in 2021, several hundred drilled but un-assayed core samples collected by the predecessor operator, as well as field samples collected during the current year, were delivered to labs for analysis.

During the year, the Company continued to evaluate the best path forward at Courageous Lake. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project, or conducting additional exploration outside the area of known reserves and resources.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2021, was $36.9 million compared to $36.0 million at December 31, 2020. Included in current liabilities at December 31, 2021, is $1.4 million of flow-through premium liability which is a non-cash item (December 31, 2020 - $2.3 million) and will be reduced as flow-through expenditures are incurred. The marginal increase in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash raised through financings (discussed below), disposition of mineral interests, and exercise of stock options and warrants, offset by cash used in environmental, reclamation and exploration projects, corporate and administrative costs, early infrastructure development and corresponding equipment, and reclamation bonding deposits for KSM.

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for net cash proceeds of $21.9 million.

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share. During 2021, all the warrants were exercised for net proceeds of $7.8 million and 500,000 common shares were issued.

Also in 2021, the Company received $17.7 million upon the exercise of 1,585,501 stock options and subsequent to the year end, the Company received $1.6 million upon the exercise of an additional 117,500 stock options.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2021, the Company incurred $1.1 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the fourth quarter of 2019, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company. During 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s At-The-Market offering. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under the offering.

During the first quarter of 2021, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. In 2021, the Company issued 2,242,112 shares, at an average selling price of $22.71 per share, for net proceeds of $49.9 million under Company’s At-The-Market offering. Subsequent to the year end, the Company issued 537,037 shares, at an average selling price of $22.09 per share, for net proceeds of $7.6 million under Company’s At-The-Market offering.

On December 4, 2020, the Company entered into an agreement to sell, on a bought deal basis, 6,100,000 common shares of the Company, at US$17.25 per common share, for gross proceeds of US$105.0 million. As part of the agreement, the Company granted an option to the underwriters to sell up to an additional 610,000 common shares of the Company, at a price of US$17.25 per common share, for gross proceeds of US$10.5 million. The financing closed on December 9, 2020, and the underwriters fully exercised their option to purchase the additional common shares. In aggregate, 6,710,000 common shares were issued, at a price of US$17.25 per common share, for gross proceeds of US$115.7 million.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension has been proposed to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2021, the Company incurred $6.5 million of qualifying exploration expenditures and $2.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million.

As outlined above, in 2021, the Company was successful in raising $85 million in net proceeds with the issuance of common shares through various financings and upon the exercise of stock options and warrants. Comparatively, the Company raised $200 million in 2020. These financings took place during the COVID-19 pandemic and the Company is confident in its ability to continue to finance its operations when required, through similar equity issuances and the exercise of stock options. The Company did not rely on any local, regional, or national government assistance, in 2021, to fund any of its operations.

During 2021, operating activities, including working capital adjustments, used $11.7 million cash compared to $9.7 million cash used by operating activities in 2020. The increase in the year-over-year basis was mainly related to $2.5 million increase in environmental rehabilitation disbursements, and $2.1 million increase in general and administrative expenses, partially offset by $2.5 million decrease in cash used in working capital. Higher general and administrative expenses in 2021 was mainly related to higher cash compensation, increase in recruitment costs, and the costs associated with the risk assessment review and sustainability programs implemented in 2021. Operating activities in the near-term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013 and will reassess other investors with reduced CEE deductions. Notice of objections to the Company’s and investors’ reassessments have and will be filed as received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.6 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. Subsequent to the year end, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. As at December 31, 2021, the Company has recognized $3.9 million of long-term receivable from the CRA, including $2.3 million of HST credit due to the Company.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. On financing future exploration and development by selling or entering into new streaming and royalty arrangements, see discussions below under outlook.

Contractual Obligations

The Company has the following commitments as at December 31, 2021:

	Payments due by years
($000s)	Total	2022	2023-24	2025-26	2027-28
Mineral interests	9,107	976	2,859	2,937	2,335
Flow-through share expenditures	8,933	8,933	-	-	-
	18,040	9,909	2,859	2,937	2,335

Subsequent to the year ended December 31, 2021, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

KSM will connect to BC Hydro's existing Northwest Transmission Line ("NTL") running parallel to Highway 37 and 30 km from the proposed KSM plant site. The transmission line is scheduled to be constructed in 2023 with completion and commissioning planned for late 2024.

The cost to complete the construction is estimated to be $28.9 million of which the Company paid $6.6 million to BC Hydro during February 2022, with an additional $1.2 million due in the second quarter of 2022 and $21.1 million due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company paid $10 million to BC Hydro in February 2022, and an additional $11.2 million due in the second quarter of 2022 and $33 million due in 2023. The $54.2 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance, but it has caused it to reduce the scale of certain programs and has hindered, and may continue to hinder, the pace of advancement at the affected projects. The Company has been able to carry out its 2021 exploration and monitoring programs at its projects safely and within the constraints and measures implemented and the pandemic had no material impact to the results of operations. Although the capital markets are relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

The pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis.

With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Subsequent to December 31, 2021, the Company entered into an agreement selling a secured note (“Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing will be used to continue ongoing physical works at KSM and advance the project towards a designation of ‘substantially started’. The ‘substantially started’ designation ensures the continuity of the KSM project’s approved Environmental Assessment Certificate (“EAC”) for the life of the project.

The Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. The Company’s obligations under the Note will be secured by a charge over all of the assets of its wholly owned subsidiary, KSM Mining ULC, and a limited recourse guarantee from the Company secured by a pledge of the shares of KSM Mining ULC.

If project financing to develop, construct and place KSM into commercial production is not in place by the fifth anniversary from closing, the Investors can put the Note back to the Company for US$232.5 million in cash or common shares at the Company’s option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

If the EAC expires at any time while the Note is outstanding, the Investors can put the Note back to the Company for US$247.5 million at any time over the following nine months, in cash or common shares at the Company’s option. If the Investors exercises this put right, the Investors’ right to purchase the Silver Royalty terminates.

When the Note matures, the Investors will use all of the principal amount repaid on maturity to purchase the Silver Royalty. The Note matures upon the first of either commercial production being achieved at KSM and either the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the Note to the Company, the 13-year anniversary of the issue date of the Note.

If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. If the EAC expires during the term of the Note and the corresponding put right is not exercised, the increase will occur at the thirteenth anniversary from closing. The Company has the option to buy back 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of Seabridge’s outstanding shares.

The financing provides most of the capital necessary to attain substantial start and reduces the time from the construction schedule once a construction decision has been made. The Company will continue its efforts to integrate East Mitchel into KSM’s development and complete the work required to advance the new PFS expected to be finalized in the second quarter of 2022.

The Company intends to continue its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The current KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. It is anticipated that the updated PFS will contain similar recommendations. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of that year.

At Iskut, the Company will evaluate its 2021 exploration activities that focused on a potential porphyry deposit below the Quartz Rise lithocap. The 2020 drill campaign confirmed the presence of a favourable mineralized intrusion with the presence of gold and copper, and the 2021 geophysical surveys and two deeper drill holes, now completed, will be evaluated for evidence of the source of the intrusions. Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine weather permitting.

At Snowstorm, the Company will utilize the results of the 2021 drill program, that is expected to be completed in late March or early April 2022, to undertake a follow-up drill program based on those results.

At the Company’s new project, 3 Aces, the Company will continue to evaluate historical data to determine the scope of an initial drill program that would focus on high grade mineralized targets.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability and ESG. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy and produced and published its inaugural sustainability report that was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company. The Company has also published its ESG Performance Tables for its first reporting year, 2020. The sustainability report highlights the Company’s accomplishments and approach to three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires the Company to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination bullying harassment and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Inaugural Sustainability Report and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2021, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2021 and ended on December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2021, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent review of access to information and other security protocols around the Company’s IT systems was undertaken in 2020 and another review is planned for 2022. The review, among other items, verifies all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s security protocols and to potentially steal or hold ransom Company data.

Shares Issued and Outstanding

At March 24, 2022, the issued and outstanding common shares of the Company totaled 79,630,686. In addition, there were 905,834 stock options and 163,000 RSUs outstanding. Assuming the conversion of all of these instruments outstanding, there would be 80,699,520 common shares issued and outstanding.

Related Party Transactions

During year ended December 31, 2021 and 2020, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 3 (N) in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Critical Accounting Estimates

Refer to Note 3 (C) in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.